

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2012

<u>Via E-mail</u>
John L. Walsh
President and Chief Operating Officer
UGI Corporation
460 North Gulph Road
King of Prussia, PA 19406

      Re: UGI Corporation
            Form 10-K for Fiscal Year Ended September 30, 2011
            Filed November 21, 2011
            File No. 1-11071

Dear Mr. Walsh:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ William H. Thompson

              William H. Thompson
              Accounting Branch Chief